SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer’s ID (CNPJ) 00.108.786/0001-65
Corporate Registry (NIRE) 35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS MEETING

Date, Time
and Venue:	On May 10, 2005, at 10:00 am, at the Company’s headquarters located at Rua Verbo Divino, 1356 – 1º andar, Chácara Santo Antônio, in the city of São Paulo, State of São Paulo.

Attendance:	Board Members representing the required quorum, in accordance with the signatures below.

Presiding
Board:	Jorge Luiz de Barros Nóbrega – Chairman.
André Müller Borges – Secretary.

Arrangement
and Agenda:	The attending Board Members representing the required quorum, in accordance with the signatures at the end of these minutes, presenting the following agenda:

1. To ratify the Company’s capital stock increase authorized and approved in the Board of Directors Meeting as of 11.3.2004 and ratified by the extraordinary general meeting held on2.4.2005.

2. To approve the publication of these Minutes of the Board of Directors Meeting as Notice to the Market, including for the purposes of item 2 of the Company’s Board of Directors Meeting as of 12.21.2004.

3. To approve the debentures cancellation of the 2nd and 3rd public issuances of debentures Issued by the Company.

Works and
Deliberations:
1. They approved the ratification of the Company’s capital stock increase, authorized and approved by the Board of Directors meeting held on 11.3.2004 and ratified by the extraordinary general meeting held on 2.4.2005, from two billion, seven hundred, forty-eight million, six hundred, fifty thousand, eight hundred reais and eleven centavos (R$2,748,650,800.11) to three billion, three hundred, eighty-seven million, four hundred, eight thousand, four hundred, ninety-eight reais and seventy-one centavos (R$3,387,408,498.71), by means of the issuance for private subscription, within the authorized capital limit, from seven hundred, forty-five million, one hundred, forty-seven thousand, one hundred and fifty-three (745,147,153) common shares and one billion, seventy-nine million, eight hundred, seventy-four thousand, eight hundred and forty-three (1,079,874,843) preferred shares, all non-par registered book-entry shares, e price of thirty-five centavos of real (R$0.35) per common share and per preferred share, respectively, corresponding to six hundred, thirty-eight million, seven hundred, fifty-seven thousand, six hundred, ninety-eight reais and sixty centavos (R$638,757,698.60). The amount of eight million, seven hundred, two thousand, eight hundred, ten reais and thirty-two centavos (R$8,702,810.32), corresponding to the goodwill amount obtained by the sale of nine million, four hundred, forty-five thousand, one hundred and twenty-seven (9,445,127) common shares and twenty-five million, six hundred, eighty-four thousand, two hundred and fifty (25,684,250) preferred shares auctioned on the São Paulo Stock Exchange (BOVESPA) on 5.9.2005, shall be recorded in the Company’s capital reserve account. As a consequence of this ratification, the wording of the caput of the Article 5 of the Company’s Bylaws is amended, which shall have, as from this date on, the following new wording:

Article 5 – The Capital Stock corresponds to three billion, three hundred, eighty-seven million, four hundred, eight thousand, four hundred, ninety-eight reais and seventy-one centavos (R$3,387,408,498.71), divided into one billion, five hundred, seventy-three million, five hundred, eighteen thousand, four hundred and ninety-six (1,573,518,496) common shares and two billion, two hundred, eighty million, three hundred, fifty-nine thousand and thirty (2,280,359,030) preferred shares, all non-par registered, book-entry shares. The Capital Stock may be increased up to five billion reais (R$5,000,000,000.00), regardless of the statutory amendment, as provided for by the Article 168 of the Law 6,404/76, by deliberation of the Board of Directors, which shall establish the issuance conditions, under the terms of the paragraph 1 of the Article 170 of the Law 6,404/76.

2. Considering the deliberation of item (1) above, they approved the publication of the minutes of the Board of Directors Meeting as NOTICE TO THE MARKET , including for the purposes of item 2 of the Board of Directors Meeting as of 12.21.2004, which deals with the subscription and payment of preferred shares by means of the stock option exercise granted to the executive officers participating in the Company's capital restructuring. The Shareholders shall not have preemptive rights in this subscription under the terms of the paragraph 3, of the Article 171 of the Law 6,404/76.

3. For the purposes of complying with the provision in the clause 3.7.6 of the “Deed of the Fourth Public Issuance of Debentures, Not Convertible into Shares, with Real and Personal Guarantee, of Net Serviços de Comunicação S.A.”, dated as of February 24, 2005, they approved the cancellation of two thousand, three hundred and seventy-two (2,372) debentures of the Company's 2 nd public issuance and nineteen thousand, nine hundred eighty-four (19,984) debentures of the Company's 3 rd public issuance, which were acquired by the Company in accordance with the terms of its capital restructuring. The Board Members also authorized the Company's Board of Executive Officers to take all the required measures, including jointly with the Clearing House for the Custody and Financial Settlement of Securities – CETIP and the Brazilian Settlement and Custody Company, for the cancellation of debentures of the Compan y's 2nd and 3rd issuances mentioned above.

Closure:	Nothing more to be dealt with, the meeting was adjourned, drawing up these present minutes which, after being read, were approved and signed by all attending board members, as well as by the Secretary

Signatures: Jorge Luiz de Barros Nóbrega – Chairman, André Müller Borges – Secretary, Ronnie Vaz Moreira, Stefan Alexander, Rossana Fontenele Berto, Guilherme Perboyre Cavalcanti, Juarez de Queiroz Campos Júnior, Marcos da Cunha Carneiro, Carlos Henrique Moreira, Jorge da Gama Braga Neto, Antônio Oscar de Carvalho Petersen Filho, João Adalberto Elek Jr. and Edgard Lobão dos Santos.

This is a free English translation of the original instrument drawn up in the company’s records.

São Paulo, May 10, 2005.

André Müller Borges
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.